

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2023

John Beaver
Chief Executive Officer
Biolase, Inc.
27042 Towne Centre Drive, Suite 270
Lake Forest, California 92610

      Re: Biolase, Inc.
          Registration Statement on Form S-1
          Filed July 21, 2023
          File No. 333-273372

Dear John Beaver:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jane Park at 202-551-7439 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and
          Services

cc: Leslie Marlow, Esq.